Exhibit 4c
Home Office: Cincinnati, Ohio
Fixed Administrative Office: P.O. Box 5420, Cincinnati, Ohio 45201-5420
Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423
WAIVER OF EARLY WITHDRAWAL CHARGES
FOR EXTENDED CARE RIDER
The annuity contract (“Contract”) is changed by this Waiver of Early Withdrawal Charges for Extended Care Rider (this “Rider”) to add the following new provisions:
Extended Care Waiver
Upon your Written Request, we will waive the Early Withdrawal Charges that may otherwise apply under the Contract to a withdrawal, surrender, or annuitization if at the time of such withdrawal, surrender, or annuitization or within the immediately preceding ninety (90) days all of the following conditions are met:
1)	an Insured is confined to a Long-Term Care Facility or Hospital;

2)	the confinement is prescribed by a Physician and is Medically Necessary;

3)	the first day of the confinement was at least one (1) year after the effective date of the Contract; and

4)	the confinement has continued for a period of at least ninety (90) consecutive days.
You must provide us with proof of confinement that meets these conditions. The proof must be satisfactory to us. Your Written Request and satisfactory proof must be provided to us before the date of the withdrawal, surrender, or annuitization.
Definitions
Capitalized terms not defined in this Rider have the same meaning as such terms are defined in the Contract. The following additional definitions apply to this Rider:
Insured: An individual whose confinement is used to qualify for benefits under this Rider. Each Owner or joint owner of the Contract on the date that this Rider is issued who is a natural person is an Insured. If on the date that this Rider is issued you or a joint owner is a non-natural person, then each Annuitant on such date who is a natural person is an Insured. For this purpose, an individual acting as a trustee or plan sponsor is not treated as a natural person. Except as provided for a spouse who becomes successor owner, no person may become an Insured after the date that the Rider is issued. If the spouse of the person who is the Insured on the date that this Rider is issued becomes the successor owner of the Contract in lieu of a death benefit, then that spouse will become the Insured.
Early Withdrawal Charge: An early withdrawal charge, surrender charge, premature use charge, or contingent deferred sales charge that may apply to a withdrawal, surrender, or annuitization under the Contract. It does not include a proportional reduction in values or benefits. It does not include a market value adjustment.

Long-Term Care Facility: A Skilled Nursing Facility or an Intermediate Care Facility, other than a facility that:
1)	primarily treats drug addicts or alcoholics;

2)	is a home for the aged or mentally ill, a community living center, or primarily provides residential care or retirement care; or

3)	is owned or operated by the Owner, joint owner, or an Insured, or a Family Member of the Owner, joint owner, or an Insured.
Skilled Nursing Facility: A facility that meets all of the following requirements:
1)	it is located in the United States or its territories;

2)	it is licensed and operated as a Skilled Nursing Facility under the laws of the state or territory where it is located;

3)	it provides nursing services twenty-four (24) hours a day by, or under the supervision of, a registered graduate professional nurse (R.N.);

4)	it maintains a daily medical record of each patient; and

5)	it provides skilled nursing care under the supervision of a Physician.
Intermediate Care Facility: A facility that meets all of the following requirements:
1)	it is located in the United States or its territories;

2)	it is licensed and operated as an Intermediate Care Facility under the laws of the state or territory where it is located;

3)	it provides nursing services twenty-four (24) hours a day by, or under the supervision of, a registered graduate professional nurse (R.N.) or a licensed practical nurse (L.P.N.); and

4)	it maintains a daily medical record of each patient.
Hospital: A facility that meets all of the following requirements:
1)	it is located in the United States or its territories;

2)	it is licensed and operated as a hospital under the laws of the state or territory where it is located;

3)	it provides nursing services twenty-four (24) hours a day by, or under the supervision of, a registered graduate professional nurse (R.N.);

4)	it operates primarily for the care and treatment of sick and injured persons as inpatients for a charge;

5)	it maintains, or has access to, medical, diagnostic, and major surgical facilities; and

6)	it is supervised by a staff of Physicians.
Physician: A person who is licensed in the United States as a medical doctor (M.D.) or a doctor of osteopathy (D.O.) and who is practicing within the scope of his or her license. The term “Physician” does not include an Owner or joint owner, an Insured, a Family Member of an Owner, joint owner, or Insured, or an employee, officer, director, owner, partner, member, or agent of a non-natural Owner or joint owner.

Medically Necessary: Care that is:
1)	appropriate and consistent with the diagnosis of a Physician;

2)	in accord with accepted standards of practice; and

3)	could not be omitted without adversely affecting the condition of the Insured.
Family Member: A spouse, child, parent, grandparent, grandchild, sibling, aunt, uncle, first cousin, niece, or nephew, or any such relative by marriage or adoption, including in-laws and step-relatives.
Termination
This Rider will terminate and have no value when one of the following occurs:
1)	you transfer or assign an interest in the Contract, unless to an Insured.

2)	the Early Withdrawal Charge period ends and no further Early Withdrawal Charge period will apply under the Contract;

3)	you surrender or annuitize the Contract; or

4)	a death that would give rise to a death benefit under the Contract, unless a spouse of the Insured becomes the successor owner of the Contract.
This Rider is part of your Contract. It is not a separate contract. It changes your Contract only as and to the extent stated. In the case of conflict with other terms of the Contract, the terms of this Rider shall control.
Signed for us at our office as of the date of issue.

MARK F. MUETHING	CHARLES R. SCHEPER
SECRETARY	PRESIDENT